Exhibit 99.1

Sierra Metals reports third quarter 2017 production results

TORONTO, Oct. 16, 2017 /CNW/ - Sierra Metals Inc. (TSX: SMT) (NYSE AMERICAN: SMTS) (BVL: SMT) ("Sierra Metals" or "the Company") is pleased to report third quarter 2017 production results featuring the highest quarter of throughput and second highest quarter of metal production to date from the Yauricocha Mine.

Results are from Sierra Metals' three underground mines in Latin America: the Yauricocha polymetallic Mine in Peru and the Bolivar copper and Cusi silver Mines in Mexico.

Third Quarter 2017 Production Highlights

•	Silver equivalent production of 2.7 million ounces; an 8% decrease from Q3 2016
•	Copper equivalent production of 23.5 million pounds; an 8% decrease from Q3 2016
•	Total tonnes processed of 504,751; a 6% decrease from Q3 2016
•	Increase of 3% in silver equivalent production and 13% increase in throughput at Yauricocha during Q3 2017 vs Q3 2016

During the third quarter of 2017, consolidated metal production decreased 8% compared to Q3 2016. The decrease in metal production was due to lower production in Mexico which was partially offset by record throughput in Peru. The temporary decline in production in Mexico was mainly due to the implementation of a new plan to improve operational performance and produce profitable silver ounces at Cusi and improve efficiencies at our Bolivar copper mine. Like the successful program at Yauricocha in Peru, the Company has engaged in an operation turnaround program in Mexico to modernize operations, improve production and lower costs. We expect to see the results from this program become more apparent in the latter part of 2017 and early 2018.

Igor Gonzales, President and CEO of Sierra Metals commented "The Company continues to see solid metal production and tonnage processed at our flagship Yauricocha Mine, reporting a 3% increase in silver equivalent production, and a 13% increase in throughput during Q3 versus Q3 2016. We continue to work to increase tonnage at Bolivar through the commissioning of newly acquired equipment, which has arrived and been commissioned, and expect the remaining 3 underground loaders to arrive and be commissioned in Q4 2017. We continued to define higher grade ore sources through further development which are expected to come into the mine plan next year."

He continued, "At Cusi, weaker production continued as the Company continued its refocused efforts on completing access, development and production from the Santa Rosa de Lima zone which contains wider structures and higher silver grades. The Company has reached the structure and is currently developing drifts to mine this area. We are currently campaigning development ore and expect to gradually increase the tonnage from this area until we are operating the mill at capacity using only ore from Santa Rosa de Lima zone. The Company has successfully completed two sequential drill campaigns totaling 29,500 meters at the Santa Rosa de Lima zone which saw average silver equivalent grades of 372 grams per tonne and average widths of 3.8 meters. These results will be included in a mineral resource update for the Cusi Mine expected in the fourth quarter of 2017."

He concluded "We continue working at all of our mines to improve grade, operations, and best practices, as well as introduce newer equipment. Management are optimistic that these changes will serve to increase production and improve grade for the latter part of 2017 and for the years to come."

Consolidated Production Results

Consolidated Production	3 Months Ended			9 Months Ended			2017 Guidance
	Q3 2017	Q3 2016	% Var.	Q3 2017	Q3 2016	% Var.	Low	High

Tonnes processed (mt)	504,751	536,553	-6%	1,489,251	1,516,760	-2%
Daily throughput	5,769	6,132	-6%	5,684	5,778	-2%

Silver ounces (000's)	507	812	-38%	1,821	2,179	-16%	2,987	3,485
Copper pounds (000's)	6,700	6,156	9%	19,305	17,238	12%	31,050	36,200
Lead pounds (000's)	6,358	11,650	-45%	23,968	30,561	-22%	31,100	36,300
Zinc pounds (000's)	19,877	14,435	38%	56,543	39,571	43%	61,800	72,100
Gold ounces	1,517	2,305	-34%	4,606	6,737	-32%	7,800	9,100

Silver equivalent ounces (000's)(1)	2,744	2,978	-8%	8,490	8,131	4%	11,534	13,454
Copper equivalent pounds (000's)(1)	23,472	25,473	-8%	72,616	69,540	4%	98,642	115,066

(1) Silver equivalent ounces & copper equivalent pounds were calculated using the following metal prices: $19.50/oz Ag, $2.28/lb Cu, $0.85/lb Pb, $1.05/lb Zn, $1,369/oz Au.

Yauricocha Mine, Peru

The Yauricocha Mine processed the highest quarterly throughput in the mine's history of 268,178 tonnes in Q3 2017, representing a 13% increase compared to Q3 2016. The 3% increase in metal production in Q3 2017 was driven by higher plant throughput, higher copper and zinc head grades, and higher recoveries of all metals, except gold. The Company continues to see improvements in metal production as a result of the installation of a higher capacity hoist and the positive exploration and infill drilling results achieved during the last year.

Continued production from higher grade ore zones, including the Esperanza Zone and the Cuerpos Chicos, has allowed the Company to continue to increase throughput and improve head grades, resulting in higher silver and copper equivalent metal production. The Company also saw an increase in the production of copper (83%) and zinc (40%), while production of silver, lead and gold decreased due to higher copper head grades in the polymetallic ore and fewer lead oxides being processed during Q3 2017 compared to the previous year. Management believes throughput and metal production will remain stable throughout the remainder of the year.

A summary of production from the Yauricocha Mine for Q3 2017 has been provided below:

Yauricocha Production	3 Months Ended			9 Months Ended
	Q3 2017	Q3 2016	% Var.	Q3 2017	Q3 2016	% Var.

Tonnes processed (mt)	268,178	237,429	13%	757,270	660,519	15%
Daily throughput	3,065	2,713	13%	2,890	2,516	15%

Silver grade (g/t)	58.94	106.80	-45%	71.76	96.73	-26%
Copper grade	0.79%	0.51%	55%	0.76%	0.55%	40%
Lead grade	1.26%	2.69%	-53%	1.60%	2.64%	-39%
Zinc grade	3.73%	3.06%	22%	3.73%	3.02%	24%
Gold Grade (g/t)	0.56	0.70	-21%	0.53	0.66	-19%

Silver recovery	73.99%	66.81%	11%	75.72%	62.84%	20%
Copper recovery	68.07%	65.33%	4%	63.84%	57.43%	11%
Lead recovery	81.82%	75.75%	8%	84.22%	70.51%	19%
Zinc recovery	89.40%	87.73%	2%	89.45%	86.61%	3%
Gold Recovery	17.27%	27.25%	-37%	16.68%	26.85%	-38%

Silver ounces (000's)	376	545	-31%	1,323	1,291	2%
Copper pounds (000's)	3,178	1,740	83%	8,152	4,561	79%
Lead pounds (000's)	6,112	10,652	-43%	22,503	27,145	-17%
Zinc pounds (000's)	19,717	14,040	40%	55,758	38,030	47%
Gold ounces	827	1,458	-43%	2,171	3,756	-42%

Silver equivalent ounces (000's)(1)	2,134	2,071	3%	6,412	5,319	21%
Copper equivalent pounds (000's)(1)	18,248	17,710	3%	54,838	45,491	21%

(1) Silver equivalent ounces & copper equivalent pounds were calculated using the following metal prices: $19.50/oz Ag, $2.28/lb Cu, $0.85/lb Pb, $1.05/lb Zn, $1,369/oz Au.

Bolivar Mine, Mexico

Bolivar saw a reduction in throughput during the quarter with 223,339 tonnes processed which was an 11% decrease when compared to Q3 2016. The lower throughput was due to reduced equipment availability as the Company was awaiting the final deliveries of equipment purchases made during the year. Lower metal production was a result of lower head grades and recoveries which have been slightly lower due to higher antimony levels which have required some blending with lower grade ore stopes. Copper production of 3.5 million pounds decreased 20%, silver production of 76,000 ounces decreased 20% and gold production of 629 ounces increased 8% in Q3 2017 compared to Q3 2016.

The Company's focus at Bolivar during the remainder of 2017 will be on improving production volume through the procurement of new equipment including Jumbos, Scoops and Trucks which arrived near the end of the quarter, with the intention of moving more material from available production stopes within the mine.

A summary of production for the Bolivar Mine for Q3 2017 has been provided below:

Bolivar Production	3 Months Ended			9 Months Ended
	Q3 2017	Q3 2016	% Var.	Q3 2017	Q3 2016	% Var.

Tonnes processed (mt)	223,339	250,260	-11%	660,250	705,398	-6%
Daily throughput	2,552	2,860	-11%	2,520	2,687	-6%

Copper grade	0.92%	0.96%	-4%	0.97%	1.00%	-3%
Silver grade (g/t)	14.23	14.76	-4%	15.02	17.13	-12%
Gold grade (g/t)	0.14	0.13	9%	0.17	0.20	-12%

Copper recovery	77.89%	83.52%	-7%	78.76%	81.28%	-3%
Silver recovery	74.52%	80.31%	-7%	76.39%	77.03%	-1%
Gold recovery	61.62%	55.34%	11%	56.70%	48.91%	16%

Copper pounds (000's)	3,522	4,417	-20%	11,152	12,676	-12%
Silver ounces (000's)	76	95	-20%	244	299	-19%
Gold ounces	629	583	8%	2,089	2,185	-4%

Silver equivalent ounces (000's)(1)	532	653	-18%	1,694	1,935	-12%
Copper equivalent pounds (000's)(1)	4,551	5,582	-18%	14,490	16,549	-12%

(1) Silver equivalent ounces & copper equivalent pounds were calculated using the following metal prices: $19.50/oz Ag, $2.28/lb Cu, $0.85/lb Pb, $1.05/lb Zn, $1,369/oz Au.

Cusi Mine, Mexico

Total ore processed of 13,234 tonnes during Q3 2017 decreased 73% compared to Q3 2016. Lower head grades and recoveries for all metals, except zinc head grades and recoveries, contributed to the 70% decrease in silver equivalent production.

Silver production of 55,000 ounces decreased 68%, gold production of 61 ounces decreased 77%, lead production of 0.3 million pounds decreased 75%, and zinc production of 0.1 million pounds decreased 69% compared to Q3 2016.

Despite the decreases in tonnage and metal production at Cusi it is important to note that Cusi only represents approximately 5% of Sierra Metals current total production. Cusi's contribution to the Company's overall production is expected to increase in the future as the Company continues with the reinterpretation of geology and development of the Santa Rosa de Lima zone. The Company has reached the actual structure via a ramp and is currently developing and planning mining methods to be used in order to include the material in future mill feed, as early as Q1 2018.

Management plans to focus on improving head grades and maintaining production at a rate of approximately 400 tpd, while stockpiling ore at the plant and producing it in batches. The Company is ramping down to the Santa Rosa de Lima zone in an effort to improve head grades as well as focus on the reinterpretation of geology at Cusi.

A summary of production for the Cusi Mine for Q3 2017 has been provided below:

Cusi Production	3 Months Ended			9 Months Ended
	Q3 2017	Q3 2016	% Var.	Q3 2017	Q3 2016	% Var.

Tonnes processed (mt)	13,234	48,863	-73%	71,730	150,842	-52%
Daily throughput	151	558	-73%	274	575	-52%

Silver grade (g/t)	153.72	158.08	-3%	161.83	171.56	-6%
Gold grade (g/t)	0.26	0.27	-3%	0.26	0.26	-2%
Lead grade	1.01%	1.11%	-9%	1.16%	1.23%	-6%
Zinc grade	1.08%	1.04%	4%	1.17%	1.19%	-2%

Silver recovery	84.10%	69.10%	22%	66.67%	70.81%	-6%
Gold recovery	55.71%	62.84%	-11%	58.47%	62.61%	-7%
Lead recovery	83.51%	83.83%	0%	80.05%	83.29%	-4%
Zinc recovery	50.90%	35.27%	44%	42.57%	38.95%	9%

Silver ounces (000's)	55	172	-68%	254	589	-57%
Gold ounces	61	265	-77%	346	796	-56%
Lead pounds (000's)	247	999	-75%	1,465	3,415	-57%
Zinc pounds (000's)	160	394	-59%	785	1,541	-49%

Silver equivalent ounces (000's)(1)	79	255	-69%	384	877	-56%
Copper equivalent pounds (000's)(1)	673	2,180	-69%	3,288	7,500	-56%

(1) Silver equivalent ounces & copper equivalent pounds were calculated using the following metal prices: $19.50/oz Ag, $2.28/lb Cu, $0.85/lb Pb, $1.05/lb Zn, $1,369/oz Au.

Guidance Update.

The Company would like to provide guidance that the annual production levels may be closer to the lower end of the 2017 guidance range provided (please see press release dated January 18, 2017).  This is primarily due to lower tonnage at the Cusi Mine as a result of the Company's refocused efforts to the Santa Rosa de Lima zone and due to lower head grades, recoveries and throughput levels at the Bolivar Mine. However, lower production levels should not significantly affect revenue and cash flow for the Company due to the strong metal prices environment which we have experienced in 2017.

Quality Control

The technical content of this news release has been reviewed and approved by Gordon Babcock P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP(Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP(Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three mines in Peru and Mexico that are within or in close proximity to the existing mines. Additionally, the Company has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including the anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"), which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects and Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

SOURCE Sierra Metals Inc.

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, Vice President, Corporate Development Sierra Metals Inc., Tel: +1 (416) 366-7777, Email: info@sierrametals.com; Igor Gonzales, President & CEO, Sierra Metals Inc., Tel: +1 (416) 366-7777

CO: Sierra Metals Inc.

CNW 07:00e 16-OCT-17